Exhibit 99.1

Pembina Terminates Inter Pipeline Acquisition

Pembina to Receive $350 Million Cash Termination Fee

CALGARY, AB, July 26, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina") (TSX: PPL) (NYSE: PBA) today announced that it has terminated the arrangement agreement with Inter Pipeline Ltd. ("Inter Pipeline") (TSX: IPL) providing for the proposed acquisition by Pembina of Inter Pipeline, in accordance with its terms. In connection with the termination, Inter Pipeline has agreed to pay Pembina the C$350 million termination fee provided for in the agreement.

Pembina's President and Chief Executive Officer, Mick Dilger said, "The industrial logic of a combined Pembina and Inter Pipeline remains unparalleled and the value creation between certain of our assets is impossible to replicate by any other entity. While we are disappointed with this outcome, we will continue to seek opportunities for growth through focused acquisitions."

"Pembina remains optimistic about its future, including the profitability of our existing business given foreseeable sector tailwinds, as well as with tremendous flexibility to pursue an ever increasing and more diverse set of opportunities for growth, some of which we were able to highlight and advance during this process. I would also like to thank our dedicated staff, alongside our legal counsel, Blakes, and financial advisor, Scotiabank, for their hard work and expert counsel throughout this process, which leaves Pembina in an even stronger position as we move forward."

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. Pembina also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current intentions, expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intends", "expects", "will", "would", "anticipates", "plans", "estimates", "develop", "potential", "continue", "could", "create", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: future value creation, potential future acquisitions and Pembina's future development plans.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance or events and are based on numerous assumptions and subject to a number of known and unknown risks and uncertainties including, but not limited to: the ability of Pembina to receive, in a timely manner, the necessary regulatory approvals for future development projects; the ability of Pembina  to acquire or develop the necessary infrastructure in respect of future development projects; customer demand for the Pembina's servicers; the ability to complete future development without material delay or cost overruns; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in the regulation of competition in Canada and elsewhere; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations: Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Relations: (403) 691-7601, media@pembina.com

CO: Pembina Pipeline Corporation

CNW 07:00e 26-JUL-21